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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10/A

                                 Amendment No. 1

                        GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                              MICROSEMI CORPORATION
                              ---------------------
             (Exact name of registrant as specified in its charter)

       Delaware                                                   95-2110371
--------------------------------                        -----------------------------------
(State or other jurisdiction of incorporation or        (I.R.S. Employer Identification No.)
 organization)

 2381 Morse Ave., Irvine, California                    92614
-----------------------------------------------         -----------------------------------
(Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code  (949) 221-7100
                                                   ----------------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                     Name of each exchange on which
to be so registered                                     each class is to be registered
None                                                    Not Applicable
--------------------------------                        -----------------------------------

--------------------------------                        -----------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:
 Common Stock, par value $.20 per share
-------------------------------------------------------------------------------------------
                                (Title of class)

 Preferred Stock, par value $1.00 per share
-------------------------------------------------------------------------------------------
                                (Title of class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item       Description of Registrant's Securities to be Registered.
11.
           The Company originally registered the Common Stock and the Preferred
           Stock under Section 12(g) of the Securities Exchange Act of 1934 on a
           Form 10 filed March 16, 1979. The Board of Directors has designated a series of Preferred Stock known as the Series A Junior Participating
           Preferred Stock. That series is registered under Section 12(g) of the
           Securities Exchange Act of 1934 on a Form 8-A filed December 29,
           2000. The registration thereof is not amended or superseded by this
           Form 10/A. The description of capital stock being registered that was reported in Item 12 of the Company's Form 10 filed March 16, 1979 is amended and restated in its entirety as follows:

           We are authorized to issue 100,000,000 shares of Common Stock, $.20 par value per share (the "Common Stock"). As of January 14, 2002,
           28,505,107 shares of Common Stock were issued and outstanding.
           Additional shares of authorized and unissued Common Stock are committed or reserved for future issuances.

           We are authorized to issue 1,000,000 shares of Preferred Stock, $1.00 par value per share (the "Preferred Stock"). As of February 7, 2002, no shares of Preferred Stock were issued or outstanding.

           Common Stock
           ------------
           Each stockholder is entitled to one vote for each share of Common
           Stock held of record on all matters to be voted on by stockholders, and stockholders are not entitled to cumulate votes for the election of directors. Stockholders have no preemptive rights or other subscription rights. There are no conversion rights or redemption rights with respect to shares of Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.
           Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. On our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive pro rata our net assets remaining after the payment of debts, expenses and the liquidation preference of any outstanding shares of Preferred Stock. The Board of
           Directors can issue or reserve additional Common Stock without the approval of stockholders, subject to stockholder approval
           requirements that may apply in some exceptional circumstances from time to time. The Company can issue Common Stock at prices and for considerations that the Board of Directors approves. The Common Stock is presently quoted on the Nasdaq National Market under the symbol
           "MSCC."

           Registration Rights
           -------------------
           In June 1992, we granted registration rights with respect to shares of our common stock that were issuable upon conversion of convertible subordinated promissory notes. We filed a registration statement on
           Form S-3 in order to register the resale of those shares.

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           Through the present we have maintained the effectiveness of the Form
           S-3 registration. We estimate that 325,000 shares of common stock remain unsold under the Form S-3.

           Transfer Agent and Registrar
           ----------------------------
           The transfer agent and registrar for our Common Stock is ChaseMellon
           Shareholder Services, 400 South Hope Street, 4th Floor, Los Angeles,
           California 90071, Attention: Stock Transfer Administration.

           Preferred Stock
           ---------------
           Our Board of Directors, pursuant to the Certificate of Incorporation, is authorized to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of the Preferred Stock. The Board of
           Directors, without stockholder approval, can therefore, issue
           Preferred Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of, and amounts payable with respect to, the Common Stock. This may be deemed to have a potential anti-takeover effect because the issuance of Preferred
           Stock in accordance with such provision may delay, defer or prevent a change of control regarding us and could adversely affect the price of our Common Stock.

           Delaware Law
           ------------
           We are subject to the provisions of Section 203 of the Delaware
           General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination"
           with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date on which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the
           Board of Directors and by two- thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

           Shareholder Rights Plan
           -----------------------
                    Each outstanding shares of Common Stock includes, subject to adjustment and redemption, one Right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock. Under
           certain circumstances, the rights entitle the holders

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           to acquire shares of Common Stock of the Company or a successor company at a discounted price. Such rights become null and void as to
           Common Stock held or transferred by any person that, together with its affiliates, acquires 20% or more of the outstanding Common Stock or makes an offer to purchase Common Stock and would thereby acquire aggregate ownership 30% or more of the outstanding Common Stock, unless the Board of Directors of the Company approves the
           transaction. Therefore, as to such an acquiring person, such rights are dilutive. The Rights will not trade separately from the Common
           Stock unless and until certain events occur. The Shareholder Rights
           Plan has a potential anti-takeover effect because the triggering of the rights in accordance with the Rights Agreement may delay, defer or prevent a change of control regarding us and could adversely affect the price of our Common Stock.

           Executive Change of Control Agreements
           --------------------------------------
           The Company has entered into agreements with Messrs. James J.
           Peterson and David R. Sonksen intended to assure their unbiased counsel and continued dedication in the event of an unsolicited tender offer or other occurrence that may result in a change of control. Each agreement will continue in effect until two (2) years after the Company notifies the executive of an intention to terminate that agreement. The terms of each agreement provide that, in the event of a change of control, as defined therein, and the subsequent termination of the executive's employment at any time during the term of such agreement, the executive will be paid amounts equal to a multiplier (the "Multiplier") times the sum of his annual salary rate in effect prior to termination of employment and his highest annual bonus paid during the prior 3-year period. The Multiplier is a number equal to the sum of three plus the number of years of service of the executive, all divided by twelve; provided, however, in the event of involuntary termination by the Company or termination by the executive for "Good Reason", the Multiplier will be equal to two (2).
           Provided, further, that in all other events the multiplier shall be at least one (1) and not more than one and one-half (1 1/2).
           Presently Mr. Peterson has 3 years of service and Mr. Sonksen has 15 years of service. Additionally: (i) all options that the executive has received under any option plans will remain exercisable for a number of years equal to the Multiplier; (ii) medical, dental, vision and life insurance premiums will continue to be paid by the Company for a number of years equal to the Multiplier; (iii) his automobile allowance continues, subject to earlier termination if the executive becomes a full time employee elsewhere, up to a number of years equal to the Multiplier; and (iv) he will receive all other benefits then accrued at the time of a termination under the Company's compensation plans. Upon an involuntary termination or a termination for "Good
           Reason," in either case only following a change of control, all of the executive's unvested stock options, or similar equity incentives, vest and become exercisable. Also, to the extent that payments to the executive pursuant to his agreement (together with any other payments or benefits) would result in the triggering of the provisions of
           Sections 280G and 4999 of the Internal Revenue Code ("Code"), the
           agreement provides for the payment of an additional

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           amount such that the executive would receive, net of excise taxes, the amount he would have been entitled to receive in the absence of the excise tax provided in Section 4999 of the Code. Mr. Sonksen's current agreement restates and supersedes the similar agreement entered into in 1997. These agreements have a potential anti-takeover effect because if a change of control occurs, the Company may incur the additional costs described above, which could adversely affect the price an acquiror would be willing to pay for our Common Stock.



Item 15.   Financial Statements and Exhibits.

           (a)  None.

           (b)  3     Bylaws of the Registrant* (1)
                3.1   Amended and Restated Certificate of Incorporation of the
                      Registrant effective August 9, 2001* (2)
                4.2   Rights Agreement dated December 22, 2000 between the
                      Registrant and Mellon Investor Services, LLC, as Rights
                      Agent, and the exhibits thereto (3)
               10.87  Agreement dated January 12, 2001 between James J. Peterson and the Registrant* (4)
               10.88  Agreement dated January 12, 2001 between David R. Sonksen and the Registrant* (4)
               ---------
               *Indicates that the exhibit contains a management compensatory plan or arrangement.

                (1) Filed in Registration Statement (No. 33-3845) and
                    incorporated herein by this reference.

                (2) Incorporated by reference to the indicated Exhibit to the
                    Registrant's Current Report on Form 8-K as filed on August
                    29, 2001.

                (3) Incorporated by reference to the indicated Exhibit to the
                    Registrant's Registration Statement of Form 8-A12G as filed
                    December 29, 2000.

                (4) Incorporated by reference to the indicated Exhibit to the
                    Registrant's Quarterly Report on Form 10-Q as filed on
                    February 13, 2001 with the Commission for the fiscal quarter ended December 31, 2000.

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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MICROSEMI CORPORATION
                                        (Registrant)



Date: February 11, 2002                 By:  /s/ James J. Peterson
                                            ------------------------------------
                                                  James J. Peterson,
                                                Chief Executive Officer
                                                     and President

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